

Mail Stop 7010

May 9, 2005

via U.S. mail and facsimile

Brian D. Lawson
Managing Partner and Chief Financial Officer
Brookfield Asset Management Inc.
BCE Place
181 Bay Street, Suite 300
Toronto, Ontario, Canada M5J 2T3

>   **Re: Brookfield Asset Management Inc.**
>   **Form 40-F for the Fiscal Year Ended December 31, 2005**
>   **Filed March 31, 2006**
>   **File No. 33-97038**

Dear Mr. Lawson:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

24. Difference from United States Generally Accepted Accounting Principles, page 88 of 2005 Annual Report

(c) Balance Sheet Differences, page 92 of 2005 Annual Report

1. We have reviewed your response letters filed on EDGAR on March 13, 2006, April 11, 2006 and April 28, 2006. In those responses, you have indicated that the preferred shares represent a debt host for purposes of analyzing the criteria in SFAS 133, paragraph 12, and therefore the embedded conversion option is not clearly and

closely related to the host contract. With regard to your analysis of the classification of your Series 10, 11 and 12 Preference Shares, we note that upon exercise of a preference shareholder's right to convert the preference shares you are obligated to issue the preference shareholder "freely tradeable" Class A Limited Voting Shares, or Class A common shares. You have stated that the definition of "freely tradeable" shares is "shares [that] must not be subject to any cease trade order and must be listed on the Toronto Stock Exchange" and you have acknowledged that the determination of whether you are subject to a cease trade order and whether your Class A common shares are listed on the Toronto Stock Exchange is not within your control. Yet, you indicate that equity classification is appropriate because you believe that a preference shareholder's conversion option would be inoperable if your Class A common shares were not listed on the Toronto Stock Exchange. That is, you believe that the holder's ability to exercise the conversion option is contingent on the shares underlying the conversion option being listed on the Toronto Stock Exchange on the date of exercise. This belief appears to be contradicted by the disclosure in the preference shares' prospectuses. Those prospectuses identify the passage of time as the sole condition precedent to the holder's ability to exercise the conversion option. On the basis of your public disclosure that the passage of time is the sole condition precedent to exercise of the conversion option and because the issuance of "freely tradeable" Class A common stock is not within your control, it appears that you could be required to net cash settle the conversion option. Contracts that could require net cash settlement cannot be accounted for as equity. In the absence of any additional information, please restate your balance sheets prepared in accordance with US GAAP and included in Note 24 to your 2005 Form 40-F. Please also ensure that your disclosures within the Form 40-F include all of the pertinent terms of the preference shares in accordance with SFAS 129. For example, please revise Series 12 preference shares dividend policy to state that holders receive fixed, cumulative preferential cash dividends instead of fixed, non-cumulative preferential cash dividends. In addition, please include a statement that upon conversion, holders are entitled to receive "freely tradeable" Class A common shares and your definition of what "freely tradeable" means.

2. Please tell us when you will file your amended Form 40-F. We remind you that when you file your amended Form 40-F, you should appropriately address the following:
   - an explanatory paragraph in the reissued audit opinion,
   - full compliance with SFAS 154, paragraphs 25 and 26,
   - fully update all affected portions of the document, including MD&A, and selected financial data,
   - updated General Instruction B.6(b) and (e) of Form 40-F disclosures, including the following:
     - a discussion of the restatement and the facts and circumstances surrounding it,
     - how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures,

- o changes to internal controls over financial reporting, and
- o anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
- updated certifications.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or me at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief